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  June 23, 1998                                                   Exhibit (a)(2)

                                  CONFIDENTIAL



  Odyssey Investment Partners Fund, LP
  Laredo Acquisition Corp.
  c/o Odyssey Capital Partners, LLC
  280 Park Avenue
  West Tower, 38th Floor
  New York, New York  10017

  Attn:  Brian Kwait

  Re:    Commitment Letter

  Ladies and Gentlemen:

  You have advised General Electric Capital Corporation (AGE Capital@ or AAgent@) that Laredo Acquisition Corp. (AHoldco@), a company formed by Odyssey Investment Partners Fund, LP and certain other investors (collectively, the AEquity Investor@), intends to acquire, through a leveraged recapitalization transaction (the ARecapitalization@), Celadon Group, Inc., a Delaware corporation (the ACompany@), pursuant to a merger agreement (the AMerger Agreement@) to be entered into with the Company and approved by the respective boards of Holdco and the Company. We understand that the Recapitalization will be accomplished through the merger (the AMerger@) of Holdco with and into the Company with the Company as the surviving entity (the ASurviving Entity@). We understand that cash proceeds to the stockholders of the Company will be approximately $151.2 million and that the remaining shares (the ARetained Shares@) will be retained by certain stockholders of the Company (the ARollover Stockholders@) and will have a value of approximately $6.4 million. In addition, in connection with the Recapitalization, the Company will (i) refinance (the ARefinancing@) approximately $18.9 million (or, if the cash proceeds of the Subordinated Notes referred to below exceed $100.0 million, an amount equal to approximately $18.9 million plus such excess) of currently outstanding indebtedness and capital leases of the Company; (ii) assume capital leases of the Company not to exceed approximately $83.1 million (or, if the cash proceeds of such Subordinated Notes exceed $100.0 million, an amount not to exceed approximately $83.1 million less such excess); and (iii) pay estimated fees and expenses in connection with the Recapitalization, the Merger, the Refinancing, and related transactions of approximately $19.9 million. As used herein, the term ACompany Reorganization@ shall refer, collectively, to the Recapitalization, the Merger, and the Refinancing.

  We understand that the total cash proceeds required to consummate the Company Reorganization will be financed with the proceeds of the following: (i) the issuance by Celadon Trucking Services, Inc., a New Jersey corporation (ABorrower@), for cash equal to either (a) approximately $100.0





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  million of subordinated bridge financing (the ASubordinated  Bridge Notes@) or
  (b)  $100.0  million  to $150.0  million  of senior  subordinated  notes ( the
  "Subordinated   Permanent  Notes";  the  Subordinated  Bridge  Notes  and  the
  Subordinated Permanent Notes are each, as applicable, sometimes referred to herein as the "Subordinated Notes"); (ii) the issuance by Holdco, for gross cash proceeds equal to approximately $25.0 million of either pay-in-kind (a) senior discount debt securities (the "Holdco Permanent Notes") or (b) bridge notes (the "Holdco Bridge Notes"; the Holdco Permanent Notes and the Holdco Bridge Notes are each, as applicable, sometimes referred to herein as the "Holdco Notes"); (iii) the issuance of common equity of Holdco (ACommon Stock@) to be purchased by the Equity Investor, for cash proceeds of not less than $57.6 million; and (iv) solely in connection with the Refinancing, borrowings by Borrower of not more than $7.5 million under a $25.0 million senior secured revolving credit facility (the ARevolver@).

  In furtherance of the foregoing, you have further advised Agent that Borrower is seeking up to $175,000,000 of financing (the "Financing"), consisting of the Revolver to be used for working capital purposes and other corporate purposes (including to partially finance the Refinancing as described above) and a $150,000,000 Senior Secured Capital Expenditure and Acquisition Line (the "Capex Line") to be used for certain permitted capital expenditures and permitted acquisitions. The Company Reorganization, the Financing and all related transactions are collectively referred to herein as the "Transaction".

  Based on our understanding of the Transaction as described above and the information which you have provided to us, GE Capital is pleased to offer its commitment to provide the Financing described in this Commitment Letter in the amount of $175,000,000, subject to the following terms and conditions. In addition, without committing GE Capital in any manner, financing for the assets of Gerth Transport and Servicio de Transportacion Jaguar, S.A. de C.V. could be addressed through a separate Canadian or Mexican facility, as applicable, in each case mutually satisfactory to GE Capital and Borrower.


  AGENT:
  GE Capital.

  LENDERS:

  BORROWER:
  GE Capital and other lenders acceptable to GE Capital.

  Celadon Trucking Services, Inc., a New Jersey corporation.

  SUMMARY OF TERMS
  FOR REVOLVER


  REVOLVER MAXIMUM AMOUNT:
  $25,000,000 (including a Letter of Credit Subfacility of up to $5,000,000). Letters of Credit will be issued by a bank, and on terms, acceptable to GE Capital, and will be guaranteed or otherwise backed by GE Capital





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  and the Revolver Lenders. GE Capital's Revolver commitment may also include a swing line subfacility of up to $5,000,000.

  TERM:
  Sixty (60) months.

  AVAILABILITY:
  Borrowing availability will be limited to the sum of (i) 85% of Borrower's eligible accounts receivable, (ii) 100% of the net book value (after giving effect to reserves for depreciation) of Borrower's eligible tractors and trailers which at any relevant date of determination are no more than one year old (the ANew Tractors and Trailers@) and (iii) 80% of the net book value (after giving effect to reserves for depreciation) of Borrower's eligible tractors and trailers (other than the New Tractors and Trailers), in each case less reserves described below (the "Borrowing Base"), but not to exceed the Revolver Maximum Amount. Agent will retain the right from time to time after reasonable advance notice to establish or modify advance rates, standards of eligibility and reserves against availability, in each case in Agent's reasonable credit judgment. The face amount of all letters of credit outstanding under the Letter of Credit Subfacility will be reserved in full against availability. In addition, in no event shall the aggregate amount of Loans (as hereinafter defined) and letters of credit exceed the Borrowing Base.

  SUMMARY OF TERMS FOR CAPEX LINE


  CAPEX MAXIMUM AMOUNT:
  Up to $150,000,000.


  TERM:
  Sixty (60) months.

  AVAILABILITY:

  Borrowing availability will be limited to the Borrowing Base, but not to exceed the Capex Maximum Amount. The face amount of all letters of credit outstanding under the Letter of Credit Subfacility and the greater of (a) $20,000,000 and (b) the aggregate amount of any loans outstanding under the Revolver (ARevolving Loans@) will be reserved in full against availability. For each advance under the Capex Line, the Borrowing Base would include eligible assets then being acquired with such advance.

  TERMINATION:
  If the Revolver is terminated, the Capex Line will immediately be due and payable in full.


  TERMS OF GENERAL
  APPLICABILITY



  USE OF PROCEEDS:

  Revolving Loans made on the date the Financing is consummated (the "Closing Date") will be used for immediate working capital and other corporate purposes (including up to $7,500,000 to consummate the





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  Refinancing).  Revolving  Loans made after the  Closing  Date will be used for
  Borrower's working capital and other corporate purposes. Loans made under the Capex Line ("Capex Loans"; together with Revolving Loans, "Loans") after the Closing Date will be used for Borrower's permitted capital expenditures and permitted acquisitions (to be defined). No Capex Loans will be made on the Closing Date.

  INTEREST:


                  Rates:
  At Borrower's option, all loans will bear interest at either (a) a floating rate equal to the Index Rate plus the Applicable Margin or (b) absent a default, a fixed rate for periods of one, two, three or six months equal to the reserve adjusted London Interbank Offered Rate ("LIBOR Rate") plus the Applicable Margin.

                  Payment Dates:
  Interest will be payable quarterly in arrears for Index Rate Loans and at the expiration of each LIBOR period for LIBOR Loans except that in the case of LIBOR periods greater than three months in duration, interest will be payable at three-month intervals and on the expiration of such LIBOR periods.

                  Other Terms:


  APPLICABLE MARGINS:

  All interest will be calculated based on a 360 day year and actual days elapsed. The Financing documentation will contain (a) mutually agreeable LIBOR breakage provisions and LIBOR borrowing mechanics, (b) LIBOR Rate definitions, and (c) the Index Rate definition which will equal the higher of the prime rate as reported by The Wall Street Journal or the overnight Federal funds rate plus 50 basis points.

  Subject to the terms of the fifth bullet point under the heading "Other Conditions" contained herein, the following Applicable Margins (consisting of per annum rate margins) shall apply until the Applicable Margins are adjusted as described below:





Applicable Revolver Index Margin                                    1.25%
Applicable Revolver LIBOR Margin                                    2.50%
Applicable L/C Margin                                               2.50%
Applicable Capex Index Margin                                       1.25%
Applicable Capex LIBOR Margin                                       2.50%
Applicable Unused Revolver Facility Fee Margin                       .50%
Applicable Unused Capex Facility Fee Margin                          .50%












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  Starting  with the delivery to Agent of the  Surviving  Entity's  consolidated quarterly financial statements for the first fiscal quarter ending after the first anniversary of the Closing Date, the Applicable Margins shall be subject to adjustment (up or down), prospectively, based on the Surviving Entity's consolidated financial performance for the trailing four quarters most recently ended in accordance with the grid attached hereto as Schedule I.

  The definitive Financing documentation will contain provisions regarding the delivery of financial statements, and the timing and mechanics of subsequent prospective adjustments in Applicable Margins. If a default is continuing at the time that a reduction in Applicable Margins is to be implemented, that reduction will be deferred until the first month commencing after the cure or waiver thereof.

  FEES:
  In addition to the fees and expenses payable to GE Capital as specified in the fee letter among Holdco, GE Capital and Odyssey Investment Partners Fund, L.P. ("Odyssey") of even date herewith (the "Fee Letter") and that certain engagement letter among Holdco, Odyssey and GE Capital dated June 22, 1998 (the "Engagement Letter"), the following fees will be payable to Agent under the Financing documentation:

              Letter of Credit Fee:
  Equal to the Applicable L/C Margin per annum (calculated on the basis of a 360-day year and actual days elapsed) on the face amount of the letters of credit under the Revolver, payable quarterly in arrears, plus any costs and expenses incurred by Agent in arranging for the issuance or guaranty of Letters of Credit and any charges assessed by the issuing bank.

              Unused Revolver Facility Fee:
  Equal to the Applicable Unused Revolver Facility Fee Margin per annum (calculated on the basis of a 360-day year and actual days elapsed) on the average unused daily balance of the Revolver, payable quarterly in arrears.

              Unused Capex Facility Fee:
  Equal to the Applicable Unused Capex Facility Fee Margin per annum (calculated on the basis of a 360-day year and actual days elapsed) on the average unused daily balance of the Capex Line, payable quarterly in arrears.

              Prepayment Premium:
  Payable in the event that the Revolver or the Capex Line commitment is reduced or terminated other than as a result of Mandatory Prepayments (as hereinafter defined), except Mandatory Prepayments required by clause (d) under the heading "Mandatory Prepayments" contained herein, prior to the first anniversary of the Closing Date, in an amount equal to the Revolver Maximum Amount or the Capex Maximum Amount, as applicable, multiplied by 1%.


  DEFAULT RATES:
  From and after the occurrence of a default (after giving effect to any applicable grace periods, if any), the interest rates applicable to all Loans and the Letter of Credit Fee will be increased by 2% per annum over the interest rate or Letter of Credit Fee otherwise applicable and such interest and fees will be payable on demand.
  SECURITY:
  To secure all obligations of Borrower to Agent and Lenders, Agent, for itself and the ratable benefit of Lenders, will receive a fully perfected first priority security interest in all of the existing and after acquired real and personal, tangible and intangible assets of all of the Surviving Entity's domestic subsidiaries, including, without limitation, Borrower and its domestic subsidiaries, including, without limitation, all cash,





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  cash equivalents,  bank accounts, accounts, other receivables,  chattel paper,
  contract  rights,  inventory  (wherever  located),   instruments,   documents,
  securities (including, without limitation, all of the capital stock of the Surviving Entity's domestic subsidiaries and 65% (or such greater percentage that would not trigger adverse tax consequences to the Surviving Entity or Borrower) of the capital stock of the Surviving Entity's or any domestic subsidiaries' direct foreign subsidiaries) (whether or not marketable), equipment, fixtures, real property interests, franchise rights, patents, trade names, trademarks, copyrights, intellectual property, general intangibles, investment property and all substitutions, accessions and proceeds of the foregoing (including insurance proceeds) (collectively, together with the assets of the Surviving Entity described in the second succeeding paragraph, the "Collateral").

  All Collateral will be free and clear of other liens, claims and encumbrances, except for approximately $83,100,000 (or, if the cash proceeds of the Subordinated Notes exceed $100,000,000, an amount not to exceed approximately $83,100,000 less such excess) of existing capital leases and other permitted liens and encumbrances acceptable to Agent.

  The Surviving Entity will guarantee the obligations of Borrower under the Financing documents and, to the extent provided above, pledge the capital stock of Borrower and its other subsidiaries to Agent and grant to Agent a security interest in all of its other real and personal assets.

  All such obligations will be cross-defaulted to each other and to all other material indebtedness of the Surviving Entity or any of its subsidiaries. All such obligations shall be cross-collateralized with each other and cross-collateralized and guaranteed by any and all domestic subsidiaries of the Surviving Entity (other than Borrower).

  MANDATORY PREPAYMENTS:
  Borrower shall make prepayments  against  principal in the following  amounts:
  (a) all net proceeds of any sale or other disposition of any of the assets of the Surviving Entity or any of its subsidiaries (other than the sale of inventory in the ordinary course), (b) subject to exceptions for repairs and replacements, all net insurance proceeds or other awards payable in connection with the loss, destruction or condemnation of any assets of the Surviving Entity or its subsidiaries, (c) 100% of the net proceeds from the issuance or sale of debt which is used to refinance debt incurred under the Capex Line to purchase tractors, trailers and other equipment and (d) 50% of the net cash proceeds from the sale or issuance of public equity which is not dedicated as reasonably determined by Agent for permitted capital expenditures and permitted acquisitions (to be defined).

  These payments will be applied as follows: (a) net proceeds from the disposition of the Surviving Entity's or any of its subsidiaries tractors or trailers, any net insurance proceeds related to the loss, destruction or condemnation of such assets or any net proceeds from the sale or issuance of public equity or debt securities shall first be applied against outstanding
  Capex Loans until such Loans are repaid in full, second against outstanding swing line advances until such advances are repaid in full and third against outstanding Revolving Loans; and (b) all other such payments shall be applied first against outstanding swing line advances until such advances are repaid in full, second against outstanding Revolving Loans until such Loans are repaid in full and third against outstanding Capex Loans. In general, such payments will not require a permanent reduction in availability; provided, that such net proceeds attributable to the sale or issuance of debt or public equity and requiring prepayments above shall in an amount equal to any such proceeds permanently reduce commitments under the Capex Line. In addition to the foregoing and without requiring a mandatory prepayment of outstanding Loans, the net proceeds from capital leases used to finance the purchase of tractors, trailers and other equipment which was not previously financed with proceeds of the Capex Line will permanently reduce commitments under the Capex Line in an amount equal to the lesser of (a) 100% of such proceeds and (b) the excess of (i) the Capex Maximum Amount over (ii) outstanding Capex Loans at the time of such issuance.






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  VOLUNTARY PREPAYMENTS:

  Borrower may voluntarily prepay all or any portion of the Revolver and Capex Loans and may voluntarily terminate or reduce the commitment under the Revolver and/or Capex Line in minimum amounts to be agreed upon at any time, upon at least 3 days' (in the case of prepayments of Loans bearing interest based on the LIBOR Rate and otherwise one day) prior written notice. All voluntary prepayments will be accompanied by the prepayment premium described above and LIBOR breakage costs, if any.

  FINANCIAL REPORTING:
  The Financing documentation will require the Surviving Entity and Borrower and each of their respective subsidiaries, on a monthly and quarterly basis, to provide to Agent internally prepared financial statements. Annually, the Surviving Entity and Borrower will be required to provide audited financial statements, a board approved operating plan for the subsequent year, and a reliance letter from their respective auditors. Borrower will provide, on an as requested (and in no event less than monthly) basis, Borrowing Base Certificates and other information (including, without limitation, fleet aging, additions and retirements) reasonably requested by Agent. All financial statements (other than monthly statements which shall be on a stand alone basis) shall be prepared on a consolidated and consolidating basis.

  DOCUMENTATION:
  The Financing documentation will contain representations and warranties; conditions precedent; affirmative, negative and financial covenants (including, without limitation, maximum senior leverage ratio of 3.0 to 1.0, minimum EBITDA and maximum fixed charge coverage ratio); indemnities; events of default and remedies as required by Agent. Relevant documents, such as Transaction documents, subordination agreements, inter- creditor agreements, equity or stockholder agreements, incentive and employment agreements, tax agreements, and other material agreements (including all documents relating to the Subordinated Notes, the Holdco Notes and other indebtedness to remain outstanding after the Closing Date), to be acceptable to Agent.

  SYNDICATION:
  Upon acceptance of this letter, GE Capital's affiliate, GECC Capital Markets Group, Inc. ("GECMG"), will initiate discussions with potential lenders relating to the syndication of the Financing. Each of Odyssey, Holdco, Company and Borrower will agree to a syndication timetable that allows for the primary syndication of the Financing prior to the Closing Date, but the success of the syndication will not be a condition precedent to the closing of the Financing.

  GECMG will syndicate the transaction with the assistance of Borrower, each of Odyssey, Holdco and the Company. Such assistance shall include, but not be limited to (i) prompt assistance in the preparation of the Information Memorandum and the verification of the completeness and accuracy of the information contained therein; (ii) preparation of offering materials and projections by Borrower, Odyssey, Holdco and the Company and their respective advisors taking into account the proposed Transaction and Financing; (iii) providing GECMG with all information reasonably deemed necessary by GECMG to successfully complete the syndication; (iv) confirmation as to the accuracy and completeness of such offering materials, information and projections; (v) participation of Holdco's, the Company's and Borrower's senior management and senior personnel of Odyssey in meetings and conference calls with potential lenders at such times and places as GECMG may reasonably request; and (vi) using best efforts to ensure that the syndication efforts benefit from Odyssey's, the Company's and Borrower's existing lending relationships.

  GECMG may provide to industry trade organizations information with respect to the Financing that is necessary and customary for inclusion in league table measurements.







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  OTHER TERMS:
  GE Capital's commitment with respect to the Financing is conditioned upon satisfaction of the following conditions as of the Closing Date, and the
  Financing documents will require, among other things, compliance with covenants pertaining to the following (all in form and substance satisfactory to Agent):

  * Cash management system for the Surviving Entity and its subsidiaries acceptable to Agent. Agent will have springing cash dominion upon the occurrence of certain events (to be mutually agreed upon) by means of lockboxes and blocked account agreements executed on or before the Closing Date.


  * Commercially reasonable insurance protection for the Surviving Entity's, Borrower's and their respective subsidiaries' industry, size and risk and Agent's collateral protection (terms, underwriter, scope, and coverage to be acceptable to Agent); Agent named as loss payee (property/casualty) and additional insured (liability); and non-renewal/cancellation/amendment riders to provide 30 days advance notice to Agent.

  * Compliance with applicable laws, decrees, and material agreements or obtaining of applicable consents and waivers.


  * General and collateral releases from prior lenders, customary corporate and estoppel certificates; landlord/mortgagee/bailee waivers; and consignment or similar filings to the extent applicable.


  * Limitations on commercial transactions, management agreements, service agreements, and borrowing transactions between the Surviving Entity, Borrower and its subsidiaries and their respective officers, directors, employees and affiliates.


  * Limitations on, or prohibitions of, cash dividends, other distributions to equity holders, payments in respect of the Holdco Notes, the Subordinated Notes, the Shareholder Notes (as hereinafter defined) and other subordinated debt, payment of management fees to affiliates and redemption of common or preferred stock; provided, that so long as no default has occurred or would occur as a result thereof the Surviving Entity shall be permitted in connection with certain terminations of employment to purchase certain of the Rollover Stockholders' Retained Shares at a purchase price not to exceed their fair market value if after giving effect to such purchase (a) the Surviving Entity is in pro
      -forma compliance with all covenants contained in the definitive Financing documentation and (b) there is at least $5,000,000 of excess availability under the Revolver. In addition to the conditions contained in the foregoing proviso, the Surviving Entity shall not be permitted to pay more than $4,000,000 in cash in the aggregate for all such Retained Shares so purchased and any additional consideration paid for such purchases shall consist of unsecured notes issued by the Surviving Entity (the "Shareholder Notes").

  * Prohibitions on additional indebtedness except for additional capital leases incurred after the Closing Date by Borrower in an amount and subject to other conditions acceptable to the Lenders;
      provided, that at any date of determination if there are less than (a) $40,000,000 of Capex Loans outstanding both before and after giving effect to the incurrence of any such additional capital lease, the ratio of outstanding Capex Loans to capital leases incurred since the Closing Date after giving effect to such incurrence shall be at least 4 to 1 or (b) $70,000,000 but at least $40,000,000 (such incremental amount of Capex Loans being referred to herein as the "40 to 70 Capex Loans") of Capex Loans outstanding both before and after giving effect to the incurrence of any such additional capital lease, the ratio of outstanding





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      40 to 70 Capex Loans to the amount of outstanding  capital leases incurred since the Closing Date after giving effect to such incurrence thereof less $10,000,000 shall be at least 2 to 1.

  *  Other  than  the  Merger  and  permitted   acquisitions  (to  be  defined),
  prohibitions of mergers, acquisitions or sale of the Surviving Entity, Borrower or any of their respective subsidiaries, their stock or a material portion of their assets.


  * Prohibitions of a direct or indirect change in control of the Surviving Entity or Borrower.


  *    Limitations on capital expenditures.


  * Agent's and Lenders' rights of: Inspection; access to facilities, management and auditors. Without limiting the foregoing, Agent's auditors shall conduct a field examination prior to the Closing Date for purposes of determining accounts receivables' eligibility for inclusion in the Borrowing Base.


  * Customary yield protection provisions, including, without limitation, provisions as to capital adequacy, illegality, changes in circumstances and withholding taxes.


  * If and to the extent requested by Agent after the Closing Date, appraisals of Borrower's fleet in scope and form, by firms, and with results acceptable to Agent; provided that, notwithstanding anything to the contrary contained herein, unless a default has occurred Borrower shall not be responsible for the cost of such appraisals.


  *    Governing law: New York.


  OTHER CONDITIONS:
  GE Capital's commitment with respect to the Financing will be further conditioned upon the following (all to Agent's satisfaction):

  * Delivery of Transaction documents, including the Merger Agreement, to Agent in a timely manner. Completion of the Company Reorganization on terms and conditions reasonably acceptable to GE Capital with (i) the approval of the respective boards of the Company and Holdco prior to any public announcement, and (ii) the prior removal by the Company of any "poison pill provisions". In addition, the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with the General Corporation law of the State of Delaware. The sources and uses of funds for the Company Reorganization (assuming the issuance of Subordinated Bridge Notes and Holdco Bridge Notes) will be as set forth on Schedule II hereto. Upon consummation of the Company Reorganization, the Surviving Entity will be the sole shareholder of Borrower.


  * Corporate structure, capital structure (including, without limitation, the equity to be contributed by the Equity Investor and the Subordinated Notes and the Holdco Notes), any contingent liabilities, and tax and legal effects resulting from the Transaction to be acceptable. At or prior to closing the Equity Investor will contribute at least $57,600,000 of cash equity and the Rollover Stockholders will retain Retained Shares, in each case on terms acceptable to Agent.


  * The Surviving Entity shall be a holding company whose only asset shall be the capital stock of Borrower and which shall not engage in any activities other than those associated with being the sole shareholder of Borrower and the issuer of the Holdco Notes and the Shareholder Notes, if any, and, without limiting the foregoing, shall not incur any liabilities other than pursuant to the Holdco Notes, the Shareholder Notes, the Financing documents and legal, accounting and other corporate overhead expenses acceptable to Agent.

  * There shall be no material change, inaccuracy or omission in any information previously provided to Agent or to the Lenders by Odyssey, Borrower, Holdco, or the Company.


  * As of the Closing Date, Holdco and Borrower shall have received at least $125,000,000 (but not more than $175,000,000) in cash proceeds from the issuance of the Subordinated Notes and the Holdco Notes. Terms of the Holdco Bridge Notes and the Subordinated Bridge Notes, if applicable, must be reasonably acceptable to Agent and terms of the Holdco Permanent Notes and the Subordinated Permanent Notes, if applicable, must be acceptable to Agent, and all obligations of Holdco, the Surviving Entity, Borrower and their respective subsidiaries under or in respect of the Financing and all liens granted to Agent and Lenders to secure such obligations must constitute permitted senior indebtedness and senior liens, as applicable, under the terms of the Subordinated Notes and the Holdco Notes. Without limiting the immediately preceding sentence, the outstanding principal amount of the Subordinated Bridge Notes, if applicable, shall equal $100,000,000 and the cash interest rate thereon shall not exceed 14.75% per annum (it being understood, without limiting any other rights of Agent or the Lenders hereunder, that a cash rate of 14.75% per annum or lower on the Subordinated Bridge Notes is acceptable to Agent). If Borrower issues Subordinated Bridge Notes on the Closing Date and such notes are not refinanced within six months thereafter in connection with the issuance of Subordinated Permanent Notes in a principal amount of not less than $150,000,000 and otherwise acceptable to Agent, (a)
      each of the Applicable Margins otherwise applicable hereunder (other than the Applicable Unused Revolver Facility Fee Margin and the Applicable Unused Capex Facility Fee Margin) shall be increased by 25 basis points until such time, if at all, such acceptable refinancing occurs and (b) Agent and the requisite Lenders in their discretion shall have the right to require that Borrower prepay with proceeds of the Loans capital leases assumed at closing in an amount determined by Agent and requisite Lenders.

  * A letter from the Chief Executive Officer or Chief Financial Officer of the Surviving Entity as to each of the Surviving Entity's, Borrower's and their respective subsidiaries' solvency at closing after taking into account the Financing and the Transaction; a pro forma consolidated balance sheet for each of the Surviving Entity and Borrower.


  * Total indebtedness of the Surviving Entity and its subsidiaries (including the Financing, the Subordinated Notes, the Holdco Notes and capital leases) at closing not to exceed $217,000,000.


  * There shall be excess availability under the Revolver for Borrower at closing (on a pro forma basis without deterioration of working capital) of at least $17,500,000.

  * Agent shall be satisfied with the status of potential dissenters' rights that may be exercised in connection with the Merger or retain the right to reserve against availability as a result thereof.

  * The Company shall have received a satisfactory fairness opinion with respect to the consideration to be received by the stockholders of the Company in connection with the Merger and provided a copy of such opinion to Agent.

  * Agent shall have received the Company's audited financial statements for the period ending June 30, 1998 and unaudited financial statements for each monthly period thereafter ending 30 days prior to the Closing Date.


  * With respect to any real estate collateral, receipt of title insurance policies in amount, form and from an issuer satisfactory to Agent.


  * Receipt of all necessary or appropriate third party and governmental waivers and consents.


  * Satisfactory opinions of counsel from the Surviving Entity's and Borrower's counsel (including local counsel as requested) reasonably acceptable to Agent.


  * As of the Closing Date, there will have been (i) since March 31, 1998, no material adverse change, individually or in the aggregate, in the business, financial or other condition of the Company, or the Company and its subsidiaries taken as a whole, the industry in which Borrower operates, or the collateral which will be subject to the security interest granted to Agent and Lenders or in the prospects or projections of the Surviving Entity, or the Surviving Entity and its subsidiaries taken as a whole, (ii) no litigation commenced which, if successful, would have a material adverse impact on the Surviving Entity, or the Surviving Entity and its subsidiaries taken as a whole, their business, or Borrower's ability to repay the loans, or which would challenge the transactions under consideration, (iii) since March 31, 1998, no material increase in the liabilities, liquidated or contingent, of the Company, Borrower or Company and its subsidiaries taken as a whole, or material decrease in the assets of the Company, Borrower or Company and its subsidiaries taken as a whole except as a result of sales of assets in the ordinary course of business; and (iv) since the date hereof, no change in loan syndication, financial or capital market conditions generally that in GECMG's judgment would materially impair syndication of the Financing.


  GE Capital's commitment hereunder is subject to the execution and delivery of final legal documentation acceptable to GE Capital and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter.

  You agree that GECMG will act as the sole syndication agent for the Loans and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without GECMG's consent. You agree that no Lender will receive any compensation of any kind for its participation in the Financing, except as expressly provided for in this letter or the Fee Letter.

  To ensure an orderly and effective syndication of the Financing, you agree that until the termination of the syndication, as determined by GECMG, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication of or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security for the Company or Borrower or to finance the Company Reorganization (including any renewals thereof), other than the Subordinated Notes and the Holdco Notes, without the prior written consent of GECMG. You also acknowledge and agree that within the last 365 days no person has attempted to syndicate for the Company or Borrower a financing substantially similar to the Financing.

  By signing this Commitment Letter, Odyssey, Holdco and Agent acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among GE Capital and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters, if any; provided, however, that the Engagement Letter shall survive the execution and delivery of this Commitment Letter and remain in full force and effect in accordance with its terms. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by Odyssey, Holdco and Agent. This Commitment Letter is being provided to you on the condition that, except as required by law, neither it, the Fee Letter, the Engagement Letter, nor their contents will be disclosed publicly or privately except to those individuals who are yours or, in the case of the Commitment Letter, the Company's officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Transaction under consideration and then only on the condition that such matters may not, except as required by law, be further disclosed. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, GE Capital, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of GE Capital.

  If the Financing closes, the Corporate Reorganization or substantially similar transaction closes with Odyssey or any of its affiliates without the financing contemplated herein being provided by GE Capital (other than solely by reason of GE Capital's failure to honor its commitment hereunder) or Holdco is reimbursed by the Company for its expenses as contemplated by Section 6.4 of the Merger Agreement or receives a fee in connection with a Payment Event (as defined in the Merger Agreement), Holdco agrees to pay upon demand to GE Capital all out-of-pocket expenses which may be incurred by GE Capital, GECMG or any of their respective affiliates in connection with the Financing or the Transaction (including all reasonable legal, environmental, and other consultant costs and fees, including costs and fees related to noting the Agent's lien on certificate of titles, incurred in the preparation of this Commitment Letter, the Fee Letter, the Engagement Letter, and evaluation of and documenting of the Financing and the Transaction). Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Holdco shall indemnify and hold harmless each of GE Capital, GECMG, the Lenders, their respective affiliates, and the directors, officers, employees, agents, attorneys and representatives of any of them (each, an "Indemnified Person"), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Fee Letter, the Engagement Letter, the Financing or the Transaction under consideration, the documentation related thereto, any other financing related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters. Notwithstanding the preceding sentence, indemnitors shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results primarily from that Indemnified Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. Under no circumstances shall GE Capital, GECMG, or any of their respective affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages in connection with this Commitment Letter, the Fee Letter, the Engagement Letter, the Transaction, the Financing, the documentation related thereto or any other financing, regardless of whether the commitment herein is terminated or the Transaction or the Financing closes. Without limiting any obligation under the Engagement Letter or otherwise, Odyssey shall have no obligations under this paragraph.

  Odyssey, Holdco and Agent hereby expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, the Fee Letter, the Engagement Letter, any transaction relating hereto or thereto, or any other instrument, document or agreement executed or delivered in connection herewith or therewith, whether sounding in contract, tort or otherwise. Odyssey, Holdco and Agent consent and agree that the state or federal courts located in New York County, City of New York, New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Fee Letter, the Engagement Letter, the Financing or the Transaction under consideration, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that Odyssey, Holdco and Agent acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. Odyssey, Holdco and Agent expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

  Odyssey and Holdco acknowledge that GE Capital has entered into this Commitment Letter and the Fee Letter in reliance on, among other things, that Holdco would be entitled to payment of a breakup fee and reimbursement of certain expenses from the Company pursuant to Section 6.4 of the draft of June 23, 1998 of the Merger Agreement. Odyssey and Holdco agree that (i) the definitive Merger Agreement executed by the parties shall include the breakup fee and the expense reimbursement provisions in favor of Holdco as set forth in the above-referenced draft Merger Agreement and that such provisions shall not be amended, modified or waived without the prior written consent of GE Capital, and (ii) GE Capital shall have no obligation to incur any expenses in connection with the Transaction unless and until such definitive Merger Agreement is executed by the parties.

  This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed in that State.

  GE Capital shall have access to all relevant facilities, personnel and accountants, and copies of all documents which GE Capital may request, including business plans, financial statements (actual and pro forma), books, records, and other documents.

  This Commitment Letter shall be of no force and effect unless and until this Commitment Letter and the Fee Letter are each executed and delivered to GE Capital on or before 5:00 p.m. New York City time on June 24, 1998 at 335 Madison Avenue, 12th Floor, New York, New York 10017. Once effective, GE Capital's commitment to provide financing in accordance with the terms of this Commitment Letter shall cease if the Transaction does not close, or the Financing is not funded for any reason, on or before November 30, 1998 and neither GE Capital nor any of its affiliates shall have any liability to any person in connection with its refusal to fund the Financing or any portion thereof after such date.


  We look forward to continuing to work with you toward completing this transaction.

                                           Sincerely,

                      GENERAL ELECTRIC CAPITAL CORPORATION

                                           By: Eileen McColgan
                                           Its Duly Authorized Signatory

  SCHEDULE I
  APPLICABLE MARGINS


    If Total Leverage Ratio (to be                     Level of
     defined but excluding Holdco                Applicable Margins:
              Notes) is:
                 <4.5                                  Level I
           <5.25, but > 4.5                            Level II
           <6.0, but > 5.25                           Level III
            <6.75, but >6.0                            Level IV
                 >6.75                                 Level V
--------------------------------------- --------------------------------------


                                                                       Applicable Margins1
                                           Level I          Level II        Level III         Level IV         Level V
                                           -------          --------   -------------------    --------         -------
Applicable Revolver                         0.50%            0.75%             1.0%            1.25%            1.50%
Index Margin
Applicable Revolver LIBOR                   1.75%            2.00%            2.25%            2.50%            2.75%
Margin
Applicable Capex Index                      0.50%            0.75%             1.0%            1.25%            1.50%
Margin
Applicable Capex LIBOR                      1.75%            2.00%            2.25%            2.50%            2.75%
Margin
Applicable L/C Margin                       1.75%            2.00%            2.25%            2.50%            2.75%
Applicable Unused Revolver                   .50%             .50%             .50%             .50%            .50%
Facility Fee Margin
Applicable Unused Capex                      .50%             .50%             .50%             .50%            .50%
Facility Fee Margin






----------------------

     1. Each of the rates set forth herein (other than the Applicable Unused Revolver Facility Fee Margin and the Applicable Unused Capex Facility Fee Margin) shall be increased by 25 basis points if required by the fifth bullet point under the heading "Other Conditions" contained in this Commitment Letter.



                                      USES
--------------------------------------------------------------------------------
  Seller Consideration                               $157,600,000
-------------------------------------------------  -----------------------------
  Capital Leases                                     83,100,000
-------------------------------------------------  -----------------------------
  Existing Debt                                      18,900,000
-------------------------------------------------  -----------------------------
  Fees & Expenses                                    19,900,000
                                                     TOTAL
-------------------------------------------------  -----------------------------
                                                     $279,500,000


                                                    SCHEDULE II
                                                 SOURCES AND USES


                                           SOURCES
--------------------------------------------------------------------------------
  Capital Lease Obligations                          $ 83,100,000
-------------------------------------------------  -----------------------------
  Revolver                                           7,400,000
-------------------------------------------------  -----------------------------
  Subordinated Bridge Notes                          100,000,000
-------------------------------------------------  -----------------------------
  Holdco Bridge Notes                                25,000,000
-------------------------------------------------  -----------------------------
  Odyssey and Other Investors Cash                   57,600,000
  Equity
-------------------------------------------------  -----------------------------
  Management Rollover                                6,400,000
                                                     TOTAL
-------------------------------------------------  -----------------------------
                                                     $279,500,000